UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-39564

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Mingzhu Logistics Holdings Limited
(Translation of registrant’s name into English)

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27F, Yantian Modern Industry Service Center
No. 3018 Shayan Road, Yantian District
Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Other Events

Attached hereto as Exhibit 99.1 and Exhibit 99.2 are a Notice of Extraordinary General Meeting of Shareholders (the “Notice”) and a Proxy Card, respectively, of Mingzhu Logistics Holdings Limited (the “Company”) relating to the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on December 19, 2025, at 10:00 A.M., Beijing Time (December 18, 2025, at 9:00 P.M., Eastern Time). The Meeting will be held at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

Where to Find Additional Information

The Company is a foreign private issuer. As such, the Notice is not subject to review and comment by the Securities and Exchange Commission (the “SEC”).

Shareholders are urged to carefully read the Notice, because it contains important information about the Company and the Meeting. Copies of Notice and other documents filed or submitted by the Company will be available at the website maintained by the SEC at www.sec.gov. Shareholders may obtain a copy of such filings, free of charge, by writing to us at 27F, Yantian Modern Industry Service Center, No. 3018 Shayan Road, Yantian District, Shenzhen, Guangdong, China 518081.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Meeting. Information regarding certain directors and executive officers of the Company is available in the Company’s documents filed with or submitted to the SEC. Other information regarding the participants in the proxy solicitation and descriptions of their direct and indirect interests, by security holdings or otherwise, are set forth in the Notice filed herewith.

This report is incorporated by reference into each of (i) the registration statements on Form F-3, as amended (File No. 333-267839 and File No. 333-287552), filed with the Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINGZHU LOGISTICS HOLDINGS LIMITED
By:	/s/ Jinlong Yang
Name:	Jinlong Yang
Title:	Chief Executive Officer

Date: December 9, 2025

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